UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

Commission File Number: 1-12869

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constellation Energy Group, Inc. Employee Savings Plan
Constellation Energy Group, Inc.
750 E. Pratt St.
Baltimore, Maryland 21202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.
750 E. Pratt St.
Baltimore, Maryland 21202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Date:	June 23, 2006	/s/ Marcia B. Behlert
Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Constellation Energy Group, Inc.
Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the Plan), as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus L.L.P.

Washington, DC
June 23, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, 33-49801, and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, 333-89046, 333-129802, respectively) of our report dated June 23, 2006 relating to the statements of net assets available for benefits as of December 31, 2005 and 2004, the statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004 and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Constellation Energy Group, Inc. Employee Savings Plan.

/s/ Mitchell & Titus LLP

Washington, DC
June 23, 2006

CONSTELLATION ENERGY GROUP, INC.
EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits

At December 31,	2005	2004

Assets
Investments:
Securities held in trust, at fair value	$1,260,295,502	$936,768,904
Common trust fund, at fair value	—	45,878,062
Guaranteed Investment contracts, at contract value	—	9,167,288
Short-term investments	251,024	548,952

Participant loans	30,730,662	27,723,344

Receivables:
Employer contributions	314,402	189,754
Participant contributions	1,159,853	685,434
Accrued dividends	2,245,057	2,198,557
Accounts receivable	1,049,976	981,370
Total Assets	$1,296,046,476	$1,024,141,665

Liabilities
Accounts payable	$4,777	$124,780
Total Liabilities	$4,777	$124,780

Net assets available for benefits	$1,296,041,699	$1,024,016,885

The accompanying notes are an integral part of these financial statements.

CONSTELLATION ENERGY GROUP, INC.
EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2005	2004

ADDITIONS
Contributions
Participant contributions	$59,060,653	$49,568,601
Participant rollover contributions	9,750,501	39,707,751
Loan transfers in (See note 1)	33,281	1,081,439
Employer matching contributions	16,809,029	14,490,351
Total Contributions	85,653,464	104,848,142

Income
Dividends	31,464,034	19,710,119
Interest	6,869,663	6,587,238
Interest on participant loans	1,732,273	1,600,753
Total Income	40,065,970	27,898,110

Net appreciation (See note 4)	132,850,163	88,987,040

Total Additions	258,569,597	221,733,292

DEDUCTIONS
Withdrawals and distributions	(72,941,552)	(69,289,219)
Fees	(70,187)	(59,294)
Total Deductions	(73,011,739)	(69,348,513)

Change In Net Assets Before Plan Merger	185,557,858	152,384,779

Plan Merger (See note 1)	86,466,956	—

Change In Net Assets After Plan Merger	272,024,814	—

Net assets available for benefits beginning of year	1,024,016,885	871,632,106

Net assets available for benefits	$1,296,041,699	$1,024,016,885

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1. General Description of the Plan

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978. Effective April 30, 1999, BGE shareholders approved the formation of a holding company — Constellation Energy Group, Inc. (Company or CEG) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document for a more comprehensive description of the Plan provisions.

Pending CEG Merger with FPL Group, Inc. -

In December, 2005 CEG entered into an Agreement and Plan of Merger with FPL Group, Inc. (FPL Group). Prior to the completion of the merger, which is subject to shareholder and various regulatory approvals, CEG and FPL Group will continue to operate as separate companies. The possible effect of the completed merger on the Plan is not known.

Eligibility — An employee is eligible to participate in the Plan as soon as practicable after the date of hire.

Administration — The Plan Administrator is the Director — Benefits, Human Resources Division of Constellation Energy Group, Inc. The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee). TRP Retirement Plan Services, Inc. provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Contributions — Eligible participants may contribute from 1% to 50% of their eligible pay through payroll deductions, on a before-tax basis (Deferred Compensation Option), from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis (Thrift Option), or a combination thereof. The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.

The increase in the contribution limits reflects a plan amendment to conform the Constellation Energy Group, Inc. Savings plan provisions with those of the Non-Represented Employee Savings Plan for Nine Mile Point.

Prior to October 1, 2005 the before-tax and combined contribution limits were 25%.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service. The limitation for 2005 was $14,000.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch up contributions. The catch-up contributions limit for 2005 was $4,000.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment options as provided in the Plan.

Plan Merger - Effective October 1, 2005

In 2004, the Company began a feasibility study and trustee/recordkeeper search with the intent of consolidating the Represented Employee Savings Plan for Nine Mile Point, the Non-Represented Employee Savings Plan for Nine Mile Point, and the Constellation Energy Group, Inc. Employee Savings Plans with a single trustee/recordkeeper, and adopting consistent plan provisions where appropriate.

As a result of this study, effective September 30, 2005, the Non-Represented Employee Savings Plan for Nine Mile Point participant balances, including loans, were merged into the Constellation Energy Group, Inc. Employee Savings Plan. These balances are reflected on the Statement of Changes of Net Assets Available for Benefits as “plan merger”.

Loan Transfer In - Effective June, 2005:

Effective June, 2005 Constellation Energy Group, Inc., hired a group of employees from the Alliant Energy Corporation. Eligible participants were permitted to rollover their 401(K) loan balances into the Plan. Remaining balances pertaining to this acquisition are included in “Participant rollover contributions.”

Loan Transfer In - Effective June, 2004:

Effective June, 2004, Constellation Energy Group, Inc., purchased Robert E. Ginna Nuclear Power Plant from the Rochester Gas & Electric Corporation. Eligible participants were permitted to rollover their 401(K) loan balances into the Plan. Remaining balances pertaining to this purchase are included in “Participant rollover contributions.”

Company Matching Contributions — In general, the Company contributes an amount equal to one-half of the participant’s first six percent of contributions. However, the Company matching contribution for employees of Constellation New Energy, Inc. is 100% of the first five percent of contributions. All Company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Common Stock Fund. Once credited, the participant has the option to transfer the funds to other available investment options.

Investment Options — Participants can elect to have their contributions invested in the following:

•      CEG Common Stock Fund

•      Interest Income Fund

•      Fidelity Diversified International Fund*

•      Fidelity Dividend Growth Fund*

•      Fidelity Low Priced Stock Fund **

•      Pimco Total Return Institutional Fund**

•      T. Rowe Price Equity Income Fund

•      T. Rowe Price Growth Stock Fund

•      T. Rowe Price Mid-Cap Growth Fund

•      T. Rowe Price Mid-Cap Value Fund*

•      T. Rowe Price New Horizons Fund

•      T. Rowe Price Small Cap Value Fund

•      T. Rowe Price Retirement Income Fund*

•      T. Rowe Price Retirement 2005 Fund*

•      T. Rowe Price Retirement 2010 Fund*

•      T. Rowe Price Retirement 2015 Fund*

•      T. Rowe Price Retirement 2020 Fund*

•      T. Rowe Price Retirement 2025 Fund*

•      T. Rowe Price Retirement 2030 Fund*

•      T. Rowe Price Retirement 2035 Fund*

•      T. Rowe Price Retirement 2040 Fund*

•      T. Rowe Price Retirement 2045 Fund**

•      Vanguard Institutional Index Fund**

* New funds added to the plan July 16, 2004.
**New funds added to the plan October 1, 2005.

Effective July 16, 2004, the following funds were removed as investment options of the plan.

•                  T. Rowe Price Balanced Fund

•                  T. Rowe Price Equity Index 500 Fund

•                  T. Rowe Price International Stock Fund

•                  T. Rowe Price New Income Fund

Effective October 1, 2005 the following funds were removed as investment options of the plan.

•                  T. Rowe Price Equity Index Trust

•                  T. Rowe Price Science & Technology Fund

Effective October 1, 2005 the Pimco Total Return Administrative Class Fund was converted to the Pimco Total Return Institutional Class Fund.

CEG Common Stock Fund — Participant and company matching contributions in the CEG Common Stock Fund are invested in Constellation Energy Group, Inc. common stock.

Employee Stock Account — An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

Interest Income Fund — During 2005, amounts held in the Interest Income Fund were invested in a combination of the T. Rowe Price Stable Value Common Trust Fund, the Fidelity Managed Income Portfolio, contracts issued by insurance companies or other financial institutions, and in short term investments.

A portion of the Interest Income Fund was invested in contracts issued by insurance companies or other financial institutions and in short-term investments. Each contract specified a fixed or variable rate of interest for a certain period of time. All maturing contracts were invested in the T. Rowe Price Stable Value Common Trust Fund, with the final contract maturing effective September 20, 2005. Contracts included in the Interest Income Fund at December 31, 2004 have been reported at their contract value, which approximates fair value.

Effective September 30, 2005, the Non-Represented Employee Savings Plan for Nine Mile Point participant balances, including loans were merged into the Constellation Energy Group, Inc. Employee Savings Plan. In connection with this transaction, a portion of the Interest Income Fund was invested in the Fidelity Managed Income Portfolio.

Amounts held in the Fidelity Managed Income Portfolio are invested in a pooled account. Investment units are supported by investment contracts in insurance companies and other financial institutions, and fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. The account is included in the financial statements at fair value.

The interest rate earned by the Interest Income Fund is  a blend of the rates under the various investments, and the rate of return for the T. Rowe Price Stable Value Common Trust Fund and the Fidelity Managed Income Portfolio.

The annual effective rate for the year ended December, 31 2004 was 4.48%. The crediting interest rate for the investment contracts for the year ended December 31, 2004 was 4.40%.  At December 31, 2005 there were no investment contracts.

Investment Income — Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers — Participants are allowed to initiate, on a daily basis, a transfer of the value of their account, among the available investment funds

Participant Loan Provisions — Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance.

Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan.

Withdrawals and Distributions — A participant may, on a daily basis, elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service, or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2. Participants who withdraw basic before-tax and after-tax contributions that have not been in the Plan for two full calendar years (unmatured), and participants who make a hardship withdrawal, are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two full calendar years (matured) are also eligible to be withdrawn.

Distributions to participants who retire or terminate active employment are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances. The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting — All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative Costs —The Company currently pays all the administrative fees and expenses of the Plan, including those of the Trustee. Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of common stock for the CEG Common Stock Fund are borne by the CEG Common Stock Fund. Investment management expenses are deducted from the assets of that fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on certain investments.

Related Party Transactions — Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

Note 2. Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable - represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments — Shares of common stock in the CEG Common Stock Fund held by T. Rowe Price Trust Company are valued as of year-end, using the quoted closing market price as reported by the “NYSE—Composite Transactions” published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the plan are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan’s investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions and held by the Plan at December 31, 2004, under the Interest Income Fund, which are fully benefit-responsive and are stated at contract value, which approximates fair value. Contract value is equal to the aggregate of the net contributions and earnings thereon.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition. Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the CEG Common Stock Fund and the mutual funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

Loans to participants are valued at their outstanding principal amount.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Tax Status

The Company received the latest favorable determination letter from the Internal Revenue Service (IRS), dated December 28, 2005, with respect to the Plan as amended through September 1, 2004, subject to adoption of proposed amendments submitted on August 31, 2005, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code. The proposed amendments were effective February 1, 2006.

Note 4. Investments

Investments which exceed five percent of the Plan’s net assets as of December 31, 2005 and December 31, 2004, include:

At December 31, 2005

Identity of Issue	Units	Current Value
CEG Common Stock Fund	6,763,384	$388,689,888
Interest Income Fund	187,495,093	187,495,093
T. Rowe Price Equity Income Fund	3,582,971	92,860,278
T. Rowe Price Growth Stock Fund	3,383,765	96,100,914
T. Rowe Price Mid-Cap Growth Fund	1,383,089	74,855,287
T. Rowe Price Small Cap Value Fund	2,064,920	76,187,513

At December 31, 2004

Identity of Issue	Units	Current Value
CEG Common Stock Fund	7,711,755	$336,373,551
Interest Income Fund	152,248,967	152,248,967
T. Rowe Price Equity Income Fund	3,329,947	88,494,660
T. Rowe Price Growth Stock Fund	3,066,271	81,776,804
T. Rowe Price Mid-Cap Growth Fund	1,149,802	57,351,346
T. Rowe Price Small Cap Value Fund	1,890,431	67,469,608

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

At December 31,	2005	2004
CEG Common Stock Fund	*$ 106,831,501	$36,283,197
Mutual Funds	26,018,662	52,703,843
Total	132,850,163	$88,987,040

* This amount includes $3,959,894 of un-realized appreciation associated with the CEG Common Stock Fund transferred to the plan in connection with the merger of the Non-Represented Employee Savings Plan for Nine Mile Point.

Note 5. Subsequent Events

Employee Stock Ownership Plan — Effective February 1, 2006, the CEG Common Stock Fund was reclassified as an Employee Stock Ownership Plan. As a result of that change, participants may elect to receive their dividends of CEG stock in cash. If no election is made, the dividends are reinvested in additional shares of CEG common stock.

Interest Income Fund — Effective April, 2006 the final component of the Fidelity Managed Income Portfolio was liquidated and invested in the T. Rowe Price Stable Value Common Trust Fund. All assets in the Interest Income Fund were transferred into the T. Rowe Price Stable Value Common Trust Fund at this time.

Note 6. Reconciliation of Financial Statements to FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2005	December 31, 2004
Net assets available for benefits per the financial statements	$1,296,041,699	$1,024,016,885
Less: Amounts requested by participants for withdrawals and distributions at year end but paid in subsequent years	(222,432)	(62,953)
Less: contribution receivable	(1,474,255)	(875,188)
Net assets available for benefits per the Form 5500	$1,294,345,012	$1,023,078,744

The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

December 31, 2005
Withdrawals and distributions paid to participants per the financial statements	$72,941,552
Add: Amounts requested for withdrawals and distributions at December 31, 2005 paid in 2006	222,432
Less: Amounts requested by participants for withdrawals and distributions at December 31, 2004 paid in 2005	(62,953)
Withdrawals and distributions to participants per the Form 5500	$73,101,031

The following is a reconciliation of contributions per the financial statements to the Form 5500:

December 31, 2005
Contributions per the financial statements	$85,653,464
Plus: contributions receivable at December 31, 2005	1,474,255
Less: contributions receivable at December 31, 2004	(875,188)
Contributions per the Form 5500	$86,252,531

CONSTELLATION ENERGY GROUP, INC. (EIN 52-0280210)
CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue		Cost	December 31, 2005 Current Value
*	Constellation Energy Group, Inc.	$303,270,706	$388,689,888
	Fidelity Diversified International	45,151,090	49,611,645
	Fidelity Dividend Growth	11,034,979	11,262,949
	Fidelity Low Priced Stock	6,379,673	6,337,026
	Fidelity Managed Income Portfolio**	17,061,516	17,061,516
	Pimco Total Return Institutional	24,997,953	24,456,093
*	T. Rowe Price Equity Income Fund	95,106,230	92,860,278
*	T. Rowe Price Growth Stock Fund	90,553,846	96,100,914
*	T. Rowe Price Mid-Cap Growth Fund	70,083,463	74,855,287
*	T. Rowe Price Mid-Cap Value Fund	13,759,136	13,890,873
*	T. Rowe Price New Horizons Fund	41,867,069	44,877,176
*	T. Rowe Price Retirement 2005 Fund	3,849,208	3,930,174
*	T. Rowe Price Retirement 2010 Fund	22,400,306	23,023,388
*	T. Rowe Price Retirement 2015 Fund	27,213,677	28,310,444
*	T. Rowe Price Retirement 2020 Fund	32,818,634	34,252,802
*	T. Rowe Price Retirement 2025 Fund	19,046,552	19,998,930
*	T. Rowe Price Retirement 2030 Fund	11,081,901	11,721,241
*	T. Rowe Price Retirement 2035 Fund	3,031,976	3,210,238
*	T. Rowe Price Retirement 2040 Fund	3,304,384	3,483,290
*	T. Rowe Price Retirement 2045 Fund	128,088	129,838
*	T. Rowe Price Retirement Income Fund	2,601,185	2,636,690
*	T. Rowe Price Small-Cap Value Fund	74,123,097	76,187,513
*	T. Rowe Price Stable Value Common Trust Fund **	170,433,577	170,433,577
	Vanguard Institutional Index Fund	62,721,063	62,973,732
	Subtotal Securities Held In Trust	1,152,019,309	1,260,295,502

*	Loan Fund (Interest) Interest Range 4.00 - 10.50%	—	30,730,662
	Subtotal Participant Loans	—	30,730,662

	T. Rowe Price Short Term Settlement Account	27,785	27,785
	T. Rowe Price Short Term Distribution Account	223,239	223,239
	Subtotal Short-term Investments	251,024	251,024

	Grand Total	$1,152,270,333	$1,291,277,188

* Represents party-in-interest

** The Interest Income Fund consists of the Fidelity Managed Income Portfolio and the T. Rowe Price Stable Value Common Trust Fund.